FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the completed acquisition of SinoSing Power by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 1, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

COMPLETION OF ACQUISITION OF SINOSING POWER

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(1)&(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

On 29 April 2008, the Company entered into an agreement (the “Transfer Agreement”) relating to the transfer of 100% interest in SinoSing Power Pte. Ltd. (“SinoSing Power”) with China Huaneng Group, pursuant to which the Company would acquire 100% interest in SinoSing Power from China Huaneng Group (the “Acquisition”). The Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Reference is also made to the Company´s announcement and circular dated 29 April 2008 and 10 May 2008, respectively.

The Acquisition has already been approved by China Huaneng Group in accordance with its internal procedures, as well as by the board of directors and shareholders of the Company and the relevant governmental authorities. All conditions precedent in the Transfer Agreement have been satisfied. In accordance with the Transfer Agreement, the Company has made an one-off payment of the consideration in full to China Huaneng Group.

Upon completion of the Acquisition, the generation capacity of the Company has increased by 2,670 MW on an equity basis.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
1 July 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    July 1, 2008